UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number
001-16485

(Check One):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form 10-D	☐Form N-SAR	☐Form N-CSR

For Period Ended: October 30, 2005

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

     Krispy Kreme Doughnuts, Inc.

Full Name of Registrant

     N/A

Former Name if Applicable

     370 Knollwood Street, Suite 500

Address of Principal Executive Office (Street and Number)

    Winston-Salem, North Carolina 27103

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Krispy Kreme Doughnuts, Inc. (the "Company") is unable to file timely a quarterly report on Form 10-Q for the quarter ended October 30, 2005 (the third quarter of fiscal 2006) because there are ongoing analyses related to the proper application of generally accepted accounting principles (“GAAP”) to certain transactions which occurred in fiscal 2005 and earlier years. Until such analyses are complete, the Company is unable to finalize its financial statements for the third quarter of fiscal 2006.

The results of the analyses completed to date caused the Company to conclude that its previously issued financial statements for fiscal 2004 and certain earlier years, and for the first three quarters of fiscal 2005, should be restated. The Company has discussed these matters, including the need to restate its historical financial statements, with its independent registered public accounting firm. The Company currently is in the process of finalizing the restatement adjustments it has identified and completing its analyses of certain other accounting matters in order to determine if additional restatement adjustments are necessary. In addition, the Company is finalizing its financial statements for fiscal 2005, including impairment testing of intangible assets, and anticipates that a significant, non-cash impairment charge will be reflected in fiscal 2005 earnings. The foregoing matters are more fully described in the Company’s Current Report on Form 8-K filed August 10, 2005, which contains a summary of the report of the independent investigation of the Special Committee of the Board of Directors of the Company and a press release relating to the Special Committee’s report, financial statement adjustments, recent operating results, liquidity and capital resources and material weaknesses in internal control over financial reporting. It is possible that additional accounting matters could be identified requiring additional adjustments. As previously disclosed in its Current Report on Form 8-K filed on August 10, 2005, the Company has not yet completed its assessment of internal control over financial reporting; however, management has concluded that material weaknesses existed as of January 30, 2005. The Company has not yet filed its Quarterly Report on Form 10-Q for the quarter ended July 31, 2005, its Annual Report on Form 11-K for the period ended December 31, 2004, its Quarterly Report on Form 10-Q for the quarter ended May 1, 2005, its Annual Report on Form 10-K for the year ended January 30, 2005, or its Quarterly Report on Form 10-Q for the quarter ended October 31, 2004 (such reports, together with the Quarterly Report on Form 10-Q for the quarter ended October 30, 2005, the “Exchange Act Reports”).

The Company intends to complete work on both the restatement adjustments and the fiscal 2005 financial statements, and to file the Exchange Act Reports, at the earliest practicable date. The Company has identified further adjustments to its financial statements in addition to those previously disclosed. The Company now estimates that the cumulative effect of the adjustments to be made to previously issued financial statements will decrease pre-tax income for periods through the third quarter of fiscal 2005 by an estimated $35.1 million. The adjustments currently are estimated to decrease pre-tax income by $1.6 million, $3.7 million, $4.0 million, $16.5 million and $5.4 million for fiscal 2001, 2002, 2003 and 2004 and the first nine months of fiscal 2005, respectively, as well as by $3.9 million for periods prior to fiscal 2001. These estimates remain subject to revision and the results of the audit of the Company’s annual financial statements.

The Company previously estimated the effect of these adjustments at $25.6 million in its Current Report on Form 8-K filed August 10, 2005. The most significant components of the change in the aggregate estimated adjustment are:

•
Adjustments in various periods resulting in an aggregate decrease in pre-tax income of approximately $2.9 million to correct errors in the computation of the amount of profit to be eliminated on intercompany sales of equipment.

•
Adjustments resulting in an aggregate decrease in pre-tax income of approximately $2.1 million to recognize the cumulative effect of adoption of FIN 46(R) as of May 2, 2004, which required the Company to consolidate two joint ventures previously accounted for using the equity method of accounting; these adjustments are required to increase the amount of profit eliminated with respect to intercompany transactions with to these entities which, prior to adoption of FIN 46(R), was required to be eliminated only to the extent of the Company's ownership in the entity.

•
Adjustments in various periods totaling approximately $1.1 million pre-tax, to expense as incurred, rather than capitalize, certain professional fees paid for the maintenance and protection of the Company's trademarks and tradenames.

•	Adjustments in fiscal 2004 and 2005 to reduce pre-tax income by approximately $0.9 million in the aggregate to correct errors associated with foreign currency transactions and translation.

All other adjustments, and changes to amounts previously estimated, had the effect of increasing the estimated aggregate effect of all adjustments by approximately $2.5 million compared to earlier estimates.

PART IV — OTHER INFORMATION

1.  Name and telephone number of person to contact in regard to this notification

Michael C. Phalen (336) 733-3707
(Name) (Area Code) (Telephone Number)

2.  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐         No ☒

Quarterly Report on Form 10-Q for the period ended July 31, 2005.

Quarterly Report on Form 10-Q for the period ended May 1, 2005.

Annual Report on Form 10-K for the period ended January 30, 2005.

Annual Report on Form 11-K for the period ended December 31, 2004.

Quarterly Report on Form 10-Q for the period ended October 31, 2004.

3.  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒          No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Annex A attached hereto.

                  Krispy Kreme Doughnuts, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 12, 2005	By: /s/ Michael C. Phalen Name: Michael C. Phalen Title: Chief Financial Officer

ANNEX A

On a preliminary basis, the Company expects to report revenues of approximately $130 million for the third quarter of fiscal 2006, which ended October 30, 2005, compared to revenues of approximately $170 million previously reported for the third quarter of fiscal 2005. The year-over-year decrease in revenues principally reflects a decrease in the number of Company stores, lower average sales per store and lower sales to franchisees from the Company’s Manufacturing and Distribution segment.

The comparative revenues disclosed above do not include the effect of restatement adjustments to previously disclosed unaudited interim financial statements for the first three quarters of fiscal 2005, including a consolidation adjustment which would include approximately $7.3 million of revenues of KremeKo (the Company's franchisee for Central and Eastern Canada) for the third quarter of fiscal 2005.  Third quarter fiscal 2006 revenues disclosed above do not include any revenue for KremeKo because the Company ceased consolidating KremeKo as of April 15, 2005, the date KremeKo began its financial restructuring.

Systemwide and Company average weekly sales per factory store (which includes sales through satellites) decreased approximately 13.5% and 19.4%, respectively, compared to the third quarter of fiscal 2005. Systemwide sales data include sales at all Company and franchise stores. Systemwide average weekly sales per factory store is a non-GAAP financial measure; however, the Company believes systemwide sales information is useful in assessing the Company’s performance.

The Company’s financial results continue to be adversely affected by the substantial costs associated with the legal and regulatory matters previously disclosed by the Company. The Company expects to report a net loss for the third quarter of fiscal 2006.